Via Facsimile and U.S. Mail
Mail Stop 6010

March 9, 2006

Mr. Stephen Willard
Executive Vice President and Chief Financial Officer,
Flamel Technologies S.A
Parc Club du Moulin a Vent
33, avenue du Docteur Georges Levy
69693 Venissieux Cedex France

Re: Flamel Technologies S.A.
Form 20-F for the Fiscal Year Ended December 31, 2004
Filed June 15, 2005
File No. 000-28508

Dear Mr. Willard:

We have completed our review of your Form 20-F and have no further comment at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant